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                      PARADIGM VENTURE INVESTORS, LLC
                          95 REVERE DRIVE, SUITE A
                         NORTHBROOK, ILLINOIS 60062
                        Telephone No. (847) 562-0700
                        Facsimile No. (847) 291-9567


                               June 24, 1997

                                                              PERSONAL AND
                                                              CONFIDENTIAL
                                                              ------------

Mr. Ora Smith
c/o Illinois Superconductor Corporation
451 Kingston Court
Mount Prospect, IL

                  Re: Illinois Superconductor Corporation ("ISCO")

Dear Ora:

         I enjoyed meeting with you last night, and I continue to be excited about ISCO's prospects.

         ISCO faces a critical time in its history. As we discussed, it is time for ISCO to enlist new directors and enhance existing management to confront its current challenges, and I consider your involvement to be integral to meeting these challenges. In accordance with your request, I describe in this letter a "road map" for an orderly transition.

         1.       I will amend my Schedule 13D to indicated my desire that:
                  (a) all directors of ISCO demonstrate their commitment to ISCO and its future by their holding or purchasing a significant equity stake in ISCO; and (b) with new directors, enhance new management.

         2. All current directors of ISCO will resign, except for you. I will provide reasonable releases to these directors for all actions taken prior to their resignation.

         3. In accordance with Section 7.4 of the Certificate of Incorporation, you will appoint other individuals as directors of ISCO, including, without limitation, Shan Padda (Chairman and Chief Executive Officer of Sabratek), Stewart Shiman and Semir Sirzai.





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Mr. Ora Smith
June 24, 1997


         4. The new board of directors will: (a) release all previous directors in connection with all actions taken prior to their resignation; (b) amend the "poison pill" to exclude my stock ownership and that of Aaron Fischer and Stewart Shiman from the effects of the poison pill; and (c) immediately seek to reorganize the management team to better reflect ISCO's transition from a development company to an operating company.

         5. The new board of directors will analyze all current financing, and, if they see fit, make any appropriate changes.

         6. Appropriate disclosure will be made, including press releases regarding the changes to ISCO.

         Based on our discussions, I would like you to call a special meeting of the board of directors as soon as possible so that we can complete these matters by the end of this week.

         Ora, as we discussed, I think these actions provide for a smooth transition in ISCO's management with a minimum of disruption to ISCO and to its investors. I am, of course, available to discuss this further with you at your convenience.

                                           Very truly yours,



                                           Sheldon Drobny

cc: Mr. Semir Sirazi